Exhibit 4.2

MOTOMOVA INC.

DESCRIPTION OF SECURITIES

The following description of the capital stock of Motomova Inc. (“our,” “we” or the “Company”) summarizes the material terms and provisions of the common stock and the preferred stock. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation, as amended, which we refer to as our charter, and our bylaws, that are incorporated herein by reference. The summary below is qualified in its entirety by reference to our charter and bylaws. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.

General

Our authorized capital stock consists of 500,000,000 shares of common stock par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) of which 800,000 shares are designated Series A Preferred Stock (the “Series A Preferred Stock”). As of July 13, 2023, there were 76,347,992 shares of our common stock and 610,061 shares of the Series A Preferred Stock issued and outstanding.

Common Stock

Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights. There is no provision in the charter or bylaws that would delay, defer or prevent a change in control of our company.

Preferred Stock

On September 28, 2022, we filed the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, authorizing 1,000,000 shares of ‘blank check’ preferred stock and other corporate changes. The charter provides that shares of Preferred Stock may be issued from time to time in one or more series. Our board of directors will be able to authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, or other special rights and any qualifications, limitations, and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of control of us or the removal of existing management.

The charter authorized the creation of 800,000 shares of Series A Preferred Stock. The Series A Preferred Stock is authorized to vote with the Common Stock in all stockholder meetings that the Common Stock may vote and each share has voting power equal to 174.61 votes per share. Each share of Series A Preferred Stock is convertible at a rate of 174.61 shares of common stock to each share of Series A Preferred Stock. There is a 6% annual dividend payable on the outstanding Series A Preferred Stock. In addition to our Series A Preferred Stock, 200,000 shares of ‘blank check’ Preferred Stock remain authorized and unissued.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a person deemed an “interested stockholder” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such person becomes an interested stockholder unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder, status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the company.

Special Stockholder Meetings

Our charter and bylaws provide that a special meeting of stockholders may be called only by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our charter and bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

The provisions of the Delaware General Corporation Law, our charter, and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent

The transfer agent and registrar for our common stock is VStock Transfer, LLC, with an address of 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is (212) 828-8436.

Listing

Our shares of Common Stock are quoted on the OTC Pink tier of the OTC Markets Group Inc. under the symbol “MTMV”.